Exhibit T3D.1

CANADA	SUPERIOR COURT

Province of Quebec	(Sitting as tribunal designated under the Companies’ Creditors Arrangement Act)

District of Montreal No.:500-05-064436-015	Montreal, April 17, 2001

PRESENT: HONOURABLE JUDGE, JEAN GUIBAULT , JSC IN THE MATTER OF THE ARRANGEMENT OF:

UNIFORÊT INC

-and-

UNIFORÊT SCIERIE-PÂTE INC

-and-

FORESTERIE PORT-CARTIER INC

Petitioners

-and-

RICHTER & ASSOCIÉS INC

Monitor

ORDER

GIVEN Petitioners’ Petition pursuant to Sections 4, 5 and 11 of the Companies Creditors Arrangement Act and the affidavit of Mr. Serge Mercier filed in support thereof (the “Petition”);

GIVEN the Companies’ Creditors Arrangement Act;

GIVEN the fact the Petition is well founded;

FOR THESE REASONS, THE COURT:

1.	EXEMPTS Petitioners Uniforêt Inc. (“Uniforêt”), Uniforêt Scierie-Pâte Inc. (“Scierie”) and Foresterie Port-Cartier Inc. (“Foresterie”) (collectively the “Petitioners” and, depending on the context, “Petitioners” may also mean any of the Petitioners or any combination thereof) from the service of the Petition and of any notice or delay of presentation;

2.	GRANTS the Petition;

Application of CCAA

3.	DECLARES that each of Petitioners is a debtor company within the meaning of Section 2 of the Companies’ Creditors Arrangement Act (“CCAA”) and that said Act applies to it in accordance with Section 3 of the CCAA;

4.	DECLARES that Petitioners have acted and are acting in good faith and with due diligence and that, as appears from the allegations of the Petition and the affidavit in its support, the circumstances are such that the relief sought by Petitioners should be granted and an order should be rendered;

5.	GRANTS the remedies and relief sought by Petitioners;

6.	GRANTS Petitioners’ request to submit a plan of arrangement or compromise to their creditors, in accordance with the CCAA;

Meeting(s) of Petitioners’ Creditors

7.	ORDERS the convocation of meeting(s) of Petitioners’ creditors concerned with the plan of arrangement or compromise and the sending, by ordinary mail, of the appropriate notice and related information, at least fifteen days prior to said meeting(s), at date(s) and place(s) to be determined by Petitioners and the Monitor, for the purpose of voting on the plan of arrangement or compromise, unless the creditors decide, by ordinary resolution (in accordance with the definition of said expression under the Bankruptcy and Insolvency Act), to postpone such meeting(s);

Appointment of Monitor

8.	APPOINTS Richter & Associés Inc., through its administrator, Mr. Yves Vincent, as monitor (the “Monitor”) with, in addition to any power or obligation provided for by the CCAA, the following powers and obligations, namely, to:

a.	Notify, by regular mail, the creditors of Petitioners having a claim of more than CDN $250 of the rendering of the order to be rendered as per the Petition, or any renewal, extension or modification of same, within ten (10) days after the rendering of any such order;

b.	Prepare a form for the filing of any claim, as defined by Section 12 of the CCAA;

c.	Send to the known creditors of Petitioners, a copy of the plan of arrangement or compromise to be submitted to such creditors, together with a notice of convocation, a form of proof of claim, a proxy, a letter of votation for the purpose of the creditors’ meeting(s) to be held with respect to the plan of arrangement or compromise to be filed, the whole at least fifteen (15) days prior to said meeting(s) of creditors;

d.	Receive any proof of claim to be submitted by any of the Petitioners’ creditors;

e.	Administer and adjudicate, in collaboration with Petitioners, any proof of claim submitted by any of the Petitioners’ creditors or any alleged creditors of Petitioners;

f.	Dismiss any proof of claim filed by any creditor or alleged creditor of Petitioners, under reserve of the right of the creditor to appeal to this Court within ten (10) days of such notice of disallowance, each creditor having the burden of establishing his claim;

g.	File and present to the Court any proceeding, petition, or any other demand, required or appropriate, or that it may feel to be appropriate or required with respect to:

	i.	the affairs or assets of Petitioners;

	ii.	the plan of arrangement or compromise;

	iii.	the determination of any right or obligation of any of the Petitioners or any of their creditors or co-contractants;

	iv.	any other matter;

h.		Preside over the first meeting(s) of creditors and decide any question or dispute arising at the meeting(s), from which such decision any creditor may appeal to the Court, within ten (10) days of the rendering of same;

i.		Obtain, at the meeting(s) of creditors, the vote of the creditors and admit or reject a proof of claim for the purpose of voting, subject to the right of said creditor to appeal the Monitor’s decision to the Court within ten (10) days of said decision;

j.		Send, in accordance with Section 149(1) of the Bankruptcy and Insolvency Act, a notice to any creditor, seeking the filing of a proof of claim in addition to the publication, in Montreal newspapers, of a notice to creditors, informing them of the time limit for the filing of a proof of claim, failing which any such creditor will be barred to do so and Petitioners will be discharged of any said claim;

k.		Proceed to the payment of monies which must be paid to the creditors of Petitioners in the manner provided for in the plan of arrangement or compromise from the amounts which shall be remitted to the Monitor by Petitioners for the purpose of such payments;

l.	Hire and retain, with the consent of Petitioners, the services of any professional required or desired, including, without limiting the generality of the foregoing, any accountant, lawyer, notary, financial advisor, etc.;

m.	Delegate, if required or necessary, to any person duly qualified in the sole opinion of the Monitor, the powers enumerated herein or any thereof;

n.	Obtain from Petitioners the information which it shall judge useful regarding the evolution of their financial situation and the progress of their restructuring plan;

o.	Execute any deed, contract or agreement or do anything necessary or required in order to give full effect to the plan of arrangement or compromise;

p.	Assist, help and advise Petitioners in their restructuring and their discussions with any of their creditors, co-contractants or any other party;

q.	Assist, help and advise Petitioners in negotiating and settling creditors’ claims;

r.	File or oppose any claim or proceeding filed with respect to any of the assets of Petitioners, the whole with the consent of Petitioners;

s.	Certify as a true copy, any copy of this order to be rendered hereof and any modification, renewal of same, or any other order;

t.	Send notices of stay of proceedings granted in virtue of paragraphs 14 to 17 of this order, as if it were a trustee in bankruptcy, with respect to any proceedings or claims whether judicial, administrative or otherwise, whether in the Province of Quebec, in Canada or abroad;

u.	With the authorisation of the Court, do anything or enter into any agreement whatsoever with a view to protecting Petitioners, their assets, their creditors, or for the best interests of Petitioners or the applicable plan of arrangement or compromise;

v.	Exercise any and all powers of a trustee acting as trustee to a notice of intention or to a proposal, with a view to assisting, helping and advising Petitioners in the filing of the plan of arrangement or compromise;

w.	Seek the protection or recognition of any applicable laws or of any competent judicial, regulatory or administrative body outside of Canada in support of the order to be rendered by this Court in connection with this Petition or of Petitioners’ plan of arrangement or compromise.

9.	ORDERS that the reasonable fees and expenses of the Monitor and of any of the professionals or advisors hired or retained by the Monitor or by Petitioners be paid in priority to any of the Petitioners’ debts, present and future, whether secured or unsecured, and be paid immediately upon presentation of the relevant invoices;

10.	DECLARES that the Monitor will not be considered or deemed to be an employer for any purpose whatsoever;

11.	DECLARES that the Monitor will not be deemed nor will be considered as being in a position of constructive control, or in actual control, of any of the assets, business or affairs of Petitioners;

12.	DECLARES that the Monitor will not incur any liability whatsoever in respect to any environmental condition or damage, and/or order requiring it to remedy any environmental condition or damage, the whole in accordance with Section 11.8 CCAA;

13.	DECLARES that the Monitor shall not be liable for any decision, act or omission made pursuant to this order or any renewal, extension or modification thereof, or in discharging its powers and duties thereunder, and that no action, suit or other proceeding shall be brought against the Monitor without leave from this Court;

Stay of Proceedings

14.	ORDERS, for an initial period of thirty (30) days from the rendering of this order, subject to possible further extensions for such other period as the Court may consider appropriate:

a.	A stay of all proceedings taken or that might be taken against Petitioners in accordance with the Bankruptcy and Insolvency Act, the Winding-up and Restructuring Act, R.S.C., 1985, c.W-11, any other legislation providing for similar proceedings, or otherwise;

b.	That all persons, including any individual, body corporate, banker, vendor, purchaser, agent, associate, landlord, creditor, customer, client, supplier, contractor, lender, factor, customs broker, purchasing agent, lessor of real or personal property of any kind or nature whatsoever, sublessor, tenant, subtenant, licensor, licensee, consignor, co-owner, co-tenant, shareholder, joint venture partner, co-venturer, partner, with whom the Petitioners had or have business dealings, contractual or otherwise, governments of any nation, province, state or municipality or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada or elsewhere and any person, firm, corporation or other entity owned or controlled by or which is the agent of any of the foregoing, or by any charge, debit or credit card company or any other person, firm, corporation or entity wherever situate or domiciled (collectively, “Persons” and, individually, a “Person”), against or in respect of any of the Petitioners, their respective directors, officers, agents, contractors or employees (in such capacity) or in respect of any present or future property, assets and undertakings of any of the Petitioners or any of them in whole or in part, directly or indirectly, as principal, agent, tenant, licensee, nominee, purchaser or trustee, beneficially or otherwise, or held by others for the benefit of the Petitioners, and wherever located (the “Property”) shall be stayed, restrained and prohibited from commencing or continuing any proceedings, including without limitation, suits, actions, applications, motions, petitions, judgments, orders, executions, injunctions, extra-judicial proceedings, restraining orders, notices, prior notices or any other remedies, of any nature whatsoever, whether judicial, administrative or otherwise, against Petitioners or Petitioners’ Property;

c.	That all Persons (including, without limitation, any authority with jurisdiction to levy any taxes), without limiting the generality of the foregoing, shall be stayed, restrained and prohibited from serving, issuing, registering, exercising, realising upon or otherwise dealing with any attachment, charge, hypothec, lien (including mechanic’s lien), notice, power of sale, prior notice, privilege, right (including any right of revendication or retention or repossession), security or seizure on or with respect to Petitioners’ Property;

d.	That, in accordance with Section 11.4 CCAA, the right of Her Majesty in right of Canada may not be exercised under subsection 224(1.2) of the Income Tax Act in respect of Petitioners nor by Her Majesty in right of a Province under provincial legislation substantially similar to that subsection in respect of Petitioners;

15.	ORDERS, that, in accordance with Section 11.5(1) CCAA and subject to the exception provided for in Section 11.5(2) CCAA, no Person may commence or continue any proceedings against a director of Petitioners or any claim against directors that arose prior to the rendering of this order and that relates to obligations of Petitioners where said directors could be liable in their capacity as director for the payment of such obligations, until a plan of arrangement or compromise, if one is filed, is sanctioned by the Court or refused by the creditors or the Court;

16.	ORDERS that, from 00.01 a.m. (Montreal time) on the date of the Petition to the time of the granting of this order, any act or action taken or notice given by any of the creditors of any Petitioner or other Persons in furtherance of their rights to commence or continue realization or to take or enforce any other step or remedy will be deemed not to have been taken or given, as the case may be, subject to the right of any such Person to further apply to this Court on proper notice to the Petitioners and the Monitor hereinafter appointed in respect of such step, remedy, act, action or notice given;

17.	ORDERS that, to the extent that any rights or obligations, or time or limitation periods relating to any of the Petitioners or the Property may expire or terminate with the passage of time, the term of such rights, obligations or period shall hereby be deemed to be extended by a period of time equal to the duration of the stay of proceedings effected by this order and any further order of this Court and, for greater certainty, in the event that a Petitioner becomes bankrupt or a receiver is appointed in respect of a Petitioner within the meaning of Section 243(2) of the Bankruptcy and Insolvency Act, the period between the date of the order to be rendered by this Court and the day on which such stay or proceedings is ended shall not be counted in determining the 30-day period referred to in Section 81.1 of the Bankruptcy and Insolvency Act, provided that this paragraph shall not be construed to extend the term of any lease that expires during the pendency of such stay of proceedings;

Limitation of Certain Rights

18.	ORDERS all Persons doing or having done business with Petitioners not to exercise any right of compensation, set-off or consolidation of accounts with respect to any amount which are or may become due and payable to Petitioners;

19.	ORDERS that all Persons are restrained from retaining any cheque and/or money owing to Petitioners or to which

Petitioners are otherwise entitled, or from retaining any goods, in relation to or by reason of amounts past due to any such person, or customs duties and charges, taxes, freight, insurance, storage or other charges paid on behalf of or owed by Petitioners prior to the date hereof for which Petitioners have not reimbursed or paid such person;

20.	ORDERS all Persons, including any utilities, having supplied and/or delivered goods or services to Petitioners in the normal course of business by virtue of written or oral agreements, or otherwise, to continue any such supply and/or delivery in the normal course of business, provided satisfactory arrangements be made to secure payment of the normal prices or charges of such goods or services incurred from the date of filing of the Petition;

21.	ORDERS that all Persons are stayed, restrained and prohibited from terminating, cancelling, amending or withdrawing any agreement, approval, consent, dealership, distributorship, franchise, lease, license, permit or any contract of whatsoever nature, whether oral or written, or otherwise interfering in any way with the present or future business of Petitioners;

22.	DECLARES without any force or effect any provision of a security agreement between Petitioners and each of its secured creditors, which provides that Petitioners cease to have the right to use or deal with assets secured under such security agreement as they would otherwise be entitled to, because of, in substance: i) Petitioners’ insolvency; ii) the default by Petitioners of an obligation under such security agreement; or iii) the filing by Petitioners of any notice or proceeding pursuant to the Bankruptcy and Insolvency Act or the CCAA;

23.	ORDERS that any person (the “Issuing Party”) who provided a letter of credit, standby letter of credit, performance bond, payment bond or guarantee (the “Document”) at the request of Petitioners, shall be required to continue honouring any such Document issued on or before the date of this order;

24.	ORDERS that the right of any Person to assert, enforce or exercise any right, option or remedy available to it,

including without limitation, any right of dilution, buy-out, divestiture, pre-emptive right of purchase, option to purchase on default, forced sale, acceleration, termination, suspension, modification, cancellation or right to revoke or terminate any agreement, including lending arrangements (collectively, the “Rights”), where such Rights arise out of, relate to or are triggered by the occurrence of any default or non-performing by Petitioners thereunder, the making of this order or filing of the Petition, or any allegation contained in the Petition, including, without limitation, the right to make any demand, to send any notice, to crystallize any security interest, to exercise any pre-emptive first right, to accelerate any obligation is hereby stayed, restrained and prohibited;

Restructuring

25.	DECLARES that, in order to facilitate its restructuring, Petitioners may, with the consent of the Monitor, either immediately or pursuant to provisions to be included in the plan of arrangement or compromise:

a.	cease, downsize or shut down any of their operations or business;

b.	terminate the employment of such of their employees or temporarily lay off such employees as they deem appropriate;

c.	terminate, repudiate, cancel, amend or withdraw any agreement, approval, consent, dealership, distributorship, franchise, lease, permit or any contract of whatsoever nature, whether oral or written, upon the sending of a written notice to that effect;

d.	enter into arrangements or make payments necessary to ensure the ongoing business of Petitioners, and that any such arrangements or payments do not constitute a fraudulent preference or other voidable transaction;

26.	ALLOWS for the payment of Petitioners’ employees in the normal course of business, notwithstanding the order to be rendered. This should not include any payment in lieu of salary, or any other like payment;

Miscellaneous

27.	DECLARES that Petitioners be permitted to indemnify each of their directors and officers with respect to any personal liability they might incur as directors or officers of Petitioners under all applicable provincial and federal legislation, including taxing statutes and employee legislation and for employee salaries, benefits, vacation pay, etc. for the period commencing as of this order and only for those amounts accruing after that date;

28.	ORDERS that Petitioners shall continue to operate their lines of credit with National Bank of Canada in accordance with all the applicable terms and conditions under the existing loan agreements;

29.	ORDERS that Petitioners or the Monitor, as the case may be, except as otherwise prescribed by this order, may serve this order, the Petition, the notice of the hearing of a petition, the plan of arrangement or compromise, any notice of meetings of creditors and any other proceeding or document whatsoever, of any nature, on any creditor of Petitioners or any interested party, by transmitting a photocopy of the document in question by prepaid mail addressed to the last known address communicated by such creditors or party to Petitioners, and that such service shall be deemed to be effective on the fourth business day following such mailing;

30.	ORDERS that any interested party who wishes to apply to this Court, in particular to have varied or rescind the order to be rendered herein or any renewal, extension or modification thereof, shall give four (4) clear business days notice thereof to Petitioners, the Monitor and Petitioners’ attorneys;

31.	ORDERS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to Section 17 CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this order;

32.	ORDERS that for the purposes of seeking the aid and recognition of any court or any judicial, regulatory or administrative body outside of Canada, the Monitor shall act and be deemed to be the foreign representative of Petitioners;

33.	ORDERS that these proceedings shall have full force and effect in all of the Provinces and territories in Canada;

34.	DECLARES that either Petitioners or the Monitor may, from time to time, apply to this Court for further remedies and relief, advice, instructions or to seek the help of this Court, or present any motion or other demand which is felt required or appropriate in the circumstances, as well as contest any third party application; in the event of any such application, motion or demand, the Monitor shall, save exceptional circumstances, give two (2) clear business days notice thereof to any secured creditors of Petitioners who will have requested the Monitor to be notified of any such application, motion or demand;

35.	ORDERS the provisional execution of this order, notwithstanding any appeal and without the necessity of furnishing any security;

36.	THE WHOLE WITHOUT COSTS

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